Filed by: Kinross Gold Corporation

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Underworld Resources Inc.

Exchange Act File Number: 001-13382

Date: April 27, 2010

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross succeeds in bid to acquire Underworld Resources

Kinross now owns 81.6% of outstanding shares

Toronto, Ontario, April 26, 2010 — Kinross Gold Corporation (TSX: K, NYSE: KGC) announced today it has been successful in its bid to acquire Underworld Resources Inc. (TSX-V: UW) under its previously announced offer. A total of 38,744,878 common shares of Underworld were validly deposited at the expiry time of the offer. Kinross now owns a total of 42,663,059 common shares of Underworld. At the time of the close of the offer, this represented approximately 81.6% of Underworld’s issued and outstanding common shares on a fully-diluted basis. However, following completion of the exchange of the outstanding Underworld employee stock options for replacement Kinross stock options in the manner contemplated by the terms of the Kinross offer, a process that is expected to be completed shortly, this will represent approximately 87.0% of the issued and outstanding common shares on a fully-diluted basis.

Kinross has taken up these shares and payment for such deposited shares will be made on or before April 29, 2010. Kinross will issue approximately 5.5 million common shares in respect of taking up the Underworld shares validly deposited at the expiry time of the offer.

Kinross President and Chief Executive Officer Tye Burt said: “We are pleased that Underworld’s shareholders have accepted our offer. We welcome them as Kinross shareholders and as participants in our growth strategy, including our plans to advance development of the White Gold property.”

Kinross intends to effect a subsequent acquisition transaction within the next 120 days in order to acquire all of the remaining Underworld shares in accordance with applicable securities laws. On completion of a subsequent acquisition transaction, Kinross intends to de-list the Underworld shares from the TSX Venture Exchange.

Underworld shareholders who tendered to the offer will receive 0.141 of a Kinross common share plus Cdn.$0.01 for each common share of Underworld tendered, subject in each case to adjustment with respect to fractional shares.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell

Vice President, Corporate Communications

phone: (416) 365-2726

steve.mitchell@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Investor Relations Contact

Erwyn Naidoo

Vice-President, Investor Relations

phone: (416) 365-2744

erwyn.naidoo@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release unless otherwise stated.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the offer and take-over bid circular prepared and filed in accordance with applicable securities laws in Canada and the United States as well as: (1) that Kinross will complete the acquisition of Underworld in accordance with the terms and conditions of the offer; (2) the accuracy of management’s assessment of the effects of the successful completion of the offer; (3) the accuracy of Kinross and Underworld’s mineral reserve and mineral resource estimates; (4) the viability of the White Gold project area and permitting the development and expansion of White Gold on a basis consistent with Kinross and Underworld’s current expectations; (5) the trading price of Kinross’ common shares and the Common Shares; (6) there being no significant disruptions affecting Kinross’ operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (7) permitting Kinross to undertake certain measures regarding White Gold, and in particular with respect to certain employment initiatives; (8) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar will be approximately consistent with current levels or as set out in this news release; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (11) production forecasts meet expectations; (12) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; and (13) permitting, development and expansion at Kinross’ existing properties, including the preparation of any feasibility studies, on a basis consistent with our current expectations.

The forward-looking information set forth in this news release is subject to various risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking information, including the risk that the acquisition of Underworld will not be completed for any reason. Certain of these risks, factors, estimates and assumptions are described in more detail in the take-over bid circular, Kinross’ most recently filed Annual Information Form in the section entitled “Risk Factors” and the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, to which readers are referred and which are incorporated by reference in this news release. In addition, all forward-looking statements made in this news release are qualified by the full “Cautionary Statement” in such Annual Information Form and the “Cautionary Statement on Forward Looking Information” in such Management’s Discussion and Analysis. These risks, factors, estimates and assumptions are not exhaustive. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other Information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross and/or its subsidiaries, as may be applicable.

All dollar amounts in this news release are expressed in Canadian dollars, unless otherwise noted.

This news release is for informational purposes only and does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Kinross or Underworld. Such an offer may only be made pursuant to the offer and take-over bid circular filed with the securities regulatory authorities in Canada. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed transaction referred to in these documents, because they contain important information.

Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Kinross with the Canadian provincial securities regulators on SEDAR at www.sedar.com. The offer and take-over bid circular and these other documents may also be obtained for free on Kinross’ website.  Alternatively, investors may request these documents from Kingsdale Shareholder Services Inc., Kinross information agent, at The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2, 1-866-581-1513.

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Kinross or Underworld. Such an offer may only be made pursuant to an offer and takeover bid circular filed with the securities regulatory authorities in Canada.  Kinross has filed an offer and take-over bid circular with Canadian provincial securities regulatory authorities. Kinross has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 which includes the offer and take-over bid circular.  Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed transaction referred to in these documents because they contain important information.  Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Kinross with the Canadian provincial securities regulatory authorities on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov.  The offer and take-over bid circular and these other documents may also be obtained for free on Kinross’ website.